

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2025

Matthew Foehr
President and Chief Executive Officer
OmniAb, Inc.
5980 Horton Street
Suite 600
Emeryville, CA 94608

> **Re: OmniAb, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 12, 2025**
> **File No. 333-290215**

Dear Matthew Foehr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Anthony A. Gostanian